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EXHIBIT 99.1

news release

FALCONBRIDGE ANNOUNCES WEBCAST OF FOURTH QUARTER AND
YEAR-END 2005 FINANCIAL RESULTS CONFERENCE CALL

TORONTO, January 10, 2006 — Falconbridge Limited announced today that it will webcast on a live, listen-only basis, its 2005 financial results conference call on Wednesday February 8, 2006 at 8:30 a.m. EST. The results for the Company will be released via CCNMatthews on Wednesday February 8, 2006 prior to the webcast.

During the meeting, senior management from the Company will review financial and operating results for 2005. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Relations" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For more information:

Tracey Wise
Director, Investor Relations
(416) 982-7178
tracey.wise@falconbridge.com
www.falconbridge.com

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FALCONBRIDGE ANNOUNCES WEBCAST OF FOURTH QUARTER AND YEAR-END 2005 FINANCIAL RESULTS CONFERENCE CALL